Sibanye Stillwater Limited
Incorporated in the Republic of
South Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and
SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 •
Ground Floor Cnr 14th Avenue &
Hendrik Potgieter Road Weltevreden
Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

MARKET RELEASE

Sibanye-Stillwater prices an oversubscribed US$500 million 6.25% Senior Notes offering

Johannesburg, 8 May 2026: Sibanye-Stillwater (tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has priced a new oversubscribed US$500 million senior notes offering due 2031 (the "2031 Notes") (the "Offering"). The 2031 Notes will be issued through the Group's wholly owned subsidiary, Sibanye-Stillwater UK Financing Plc, as a single tranche of US$500 million, maturing in five and a half years (non-call two) at a 6.25 per cent per annum coupon. The Offering is subject to customary closing conditions, and settlement is expected to occur on or around 15 May 2026.

The Offering forms part of the Group's previously announced capital management measures to reduce gross debt by repurchasing outstanding debt securities. The net proceeds of the 2031 Notes, together with the Group's cash reserves, will be used to purchase existing notes issued by the Group's wholly owned subsidiary, Stillwater Mining Company. On 6 May 2026, Sibanye-Stillwater commenced, through Stillwater Mining Company, offers to purchase for cash (i) any and all of the outstanding US$675 million senior notes due November 2026 (the "2026 Notes"), with any remaining amount expected to be settled in cash by the Group, and (ii) up to US$75 million of the outstanding US$525 million senior notes due 2029 (the "2029 Notes", and together with the 2026 Notes, the "Existing Notes"). The successful repurchase of the Existing Notes by Stillwater Mining Company could result in an overall reduction in Group gross debt of up to US$250 million.

CEO Richard Stewart commented: "We are pleased with the strong demand reflected in the more than five times oversubscription for the bond offering, which demonstrates investor confidence in Sibanye-Stillwater, its strategy and the quality and resilience of our portfolio. Today's transaction marks another important step in strengthening our balance sheet, extending our debt maturity profile, and enhancing our financial flexibility. These actions are fully aligned with our disciplined capital allocation framework, which includes, amongst others, a target of reducing gross debt by approximately 50% over the next two to three years. Importantly, strengthening and improving the flexibility of our balance sheet, combined with optimising margins from our operations, strongly positions us to continue delivering on our strategy, including investing in organic value accretive growth and positioning the company to deliver future-facing metals that support the evolving energy landscape."

About Sibanye-Stillwater
Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Legal Counsel: Sibanye-Stillwater retained Linklaters and Edward Nathan Sonnenbergs as legal advisors in connection with the Offering.

Notices and Disclaimers

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the "Companies Act"), and pursuant to the special resolution passed at the general meeting of the Company held on 29 May 2025, the board of directors of the Company (the "Board") has adopted a resolution to guarantee the indebtedness of other members of the Group under the Offering, which guarantee constitutes the giving of direct and/or indirect financial assistance to related- and inter-related companies and corporations of the Company in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:

- immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act;
- all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company's memorandum of incorporation are satisfied; and
- the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States. This announcement does not constitute an offer to sell or the solicitation of an offer to buy the 2031 Notes or the Existing Notes, nor will there be any sale of the 2031 Notes referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The 2031 Notes referred to herein may not be offered or sold in the United States absent registration under the Securities Act, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. The 2031 Notes have not been registered under the U.S. Securities Act of 1933 Securities Act, or any U.S. State security laws. Accordingly, the 2031 Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.

The 2031 Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or both) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the

"Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

The 2031 Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook ("DISC") for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024 (the "CCI Regulations").

This announcement is being distributed to, and is directed at, only persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order; (iii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the 2031 Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The investments to which this announcement relates are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such investments will be available only to or will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. Persons distributing this announcement must satisfy themselves that it is lawful to do so.

The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this document. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.